FAEGRE DRINKER BIDDLE & REATH LLP

1500 K Street NW, Suite 1100

Washington, D.C. 20005

202-842-8800

Fax: 202-842-8465

www.faegredrinker.com

July 10, 2025

VIA EDGAR TRANSMISSION

Ken Ellington

Kim McManus

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	The RBB Fund, Inc. (the “Registrant” or “RBB”) Registration Statement on Form N-14 File No.: 333-286982

Dear Mr. Ellington and Ms. McManus:

The purpose of this letter is to respond to oral comments provided by the staff of the Securities and Exchange Commission (“Staff”) regarding RBB’s amended Registration Statement on Form N-14 (the “Amended Registration Statement”) filed on July 1, 2025. The Registration Statement relates to the proposed conversion of (i) the Emerald Insights Fund into an exchange-traded fund through the acquisition by F/m Emerald Special Situations ETF, a newly formed series of RBB, and (ii) the Emerald Growth Fund and Emerald Finance and Banking Innovation Fund into mutual funds through the acquisition by Emerald Growth Fund and Emerald Banking and Finance Evolution Fund, respectively, each a newly formed series of RBB, of the assets and liabilities of each acquired fund, in exchange for shares of its corresponding acquiring fund, referred to herein collectively as the “Reorganizations.”

For your convenience, each comment made by the Staff has been reproduced in bold typeface immediately followed by the Registrant’s response. Capitalized but undefined terms used herein have the meanings assigned to them in the Registration Statement. The Registrant confirms that the response to Staff comments provided in one section of the Registration Statement will be similarly updated in other parallel sections of the Registration Statement, except as noted by the Registrant.

Accounting Comments:

1.	Comment: The Response to Comment #4 in the letter filed on June 18, 2025 states that the Registrant will incorporate by reference each Predecessor Fund’s annual report for the fiscal year ended 4/30/2025, according to Article 3-18 of Regulation S-X. Please include the 4/30/2025 financials in the amended Registration Statement.

Response: We respectfully note that the referenced response to Comment #4 was included in the 485A response letter filed on June 18, 2025, and relates to the 485B registration statement. As such, the discussion of incorporating the Predecessor Funds’ financial statements for the fiscal year ended April 30, 2025, pursuant to Article 3-18 of Regulation S-X, pertains to that separate filing and not to the N-14 registration statement. Nevertheless, Registrant will make the requested change.

2.	Comment: In the Expense Example for the Emerald Banking & Finance Evolution Fund, please include the expenses for the Class C shares with redemption and for the Class C shares without redemption.

Response: The Registrant will make the requested changes in the amended Registration Statement.

3.	Comment: Please confirm if there will be any loss or limitation on the use of the capital loss carryforward as a result of the mergers.

Response: The Registrant will add the following disclosure in the amended Registration Statement: “By reason of the Reorganizations, each Acquiring Fund will succeed to and take into account any capital loss carryforwards of the corresponding Acquired Fund. The Reorganizations are not expected to result in limitations on the corresponding Acquiring Funds’ ability to use any capital loss carryforwards of the Acquired Funds.”

4.	Comment: In the Shareholder Fee Table for the F/m Special Situations ETF, please clarify whether the Acquiring Fund has a unitary fee. Also, please update the disclosure stating that the Acquiring Fund’s fee is “higher” than that of the Acquired Fund. Lastly, Form N-1A Item 4, Instruction 3(e) requires the Shareholder Fee Table to include a line item for the Total gross and net expense. Please update the Shareholder Fee Table for the F/m Special Situations ETF accordingly.

Response: The Registrant will make the requested changes in the amended Registration Statement.

5.	Comment: In the Expense Example for the F/m Special Situations ETF, please confirm that the Acquiring Fund expense numbers are accurate.

Response: The Registrant will make the requested changes in the amended Registration Statement.

6.	Comment: For the F/m Special Situations ETF, in the section entitled “Financial Statements” please correct the typographical errors where it states, “The Acquired Fund’s audited financial statements, which include the financial highlights for the fiscal year ended April 30, 2024, as set forth in the Acquired Fund’s Annual Report to shareholders and it’s unaudited financial statements for the fiscal period ended October 31, 2024, as set forth in the in the Acquired Fund’s Semi-Annual Report to Shareholders, including the notes thereto and the report of Cohen & Company, Ltd., the Acquired Fund’s independent registered public accounting firm, are incorporated herein by reference.”

Response: The Registrant will make the requested changes in the amended Registration Statement.

Disclosure Comments:

7.	Comment: The Opinion and Consent of Counsel filed as Exhibit (i)(1) contains the following clauses that are not consistent with the Staff’s guidance in Staff Legal Bulletin No. 19 (CF), as they (i) make an impermissible assumption regarding applicable state law, and (ii) inappropriately limit reliance on the opinion. Please revise these clauses to be consistent with Staff Bulletin 19.

a.	This opinion is based exclusively on the laws of the Commonwealth of Pennsylvania and the federal law of the United States of America. To the extent that this opinion relates to matters governed by the laws of the State of Maryland, we have assumed, with your permission, that such laws are the same as the laws of the Commonwealth of Pennsylvania in all relevant respects.

b.	This opinion is rendered solely for the use of RBB and the Acquired Funds in connection with the filing of the Registration Statement and may not be referred to or used for any other purpose or relied on by any other persons without our prior written approval. This opinion is limited to the matters set forth in this letter and no other opinions should be inferred beyond the matters expressly stated.

Response: The Registrant will file an updated opinion reflecting the requested changes with the amended Registration Statement.

* * * *

Questions and comments concerning the enclosed materials may be directed to me at 202-842-8800.

Sincerely,
/s/ J.D. Williams
J.D. Williams
Enclosures